CLEARPOOL EXECUTION SERVICES, LLC

A WHOLLY OWNED SUBSIDIARY OF

CLEARPOOL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clearpool Execution Services, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 38th Floor
(No. and Street)

New York   NY   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                       212-531-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP

(Name – if individual, state last, first, middle name)

750 Third Ave   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Raymond Ross_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Clearpool Execution Services , LLC_ , as of _December_ , 20 _17_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
Title



_____
Notary Public

PETER VINCENT DISCENZA, JR.
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DI6296527
Qualified in Richmond County
My Commission Expires February 05, 2018
08, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Clearpool Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clearpool Execution Services, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
March 15, 2018

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS:

Cash	$	5,579,505
Accounts receivables		4,075,029
Accounts receivable from clearing broker-dealers		2,044,024
Due from parent (see Note G)		2,113,585
Rebates receivable		96,421
Other assets		80,736
TOTAL ASSETS	**$**	**13,989,300**

LIABILITIES AND MEMBER'S EQUITY:

Liabilities:

Accounts payable and accrued expenses (see Note F)	$	4,452,812
Due to affiliate (see Note G)		2,128,431
Total Liabilities		6,581,243

Member's equity:

Member's equity		7,408,057
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**13,989,300**

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE A.   ORGANIZATION AND NATURE OF BUSINESS

Clearpool Execution Services, LLC, (the "Company"), a wholly owned subsidiary of Clearpool Group, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company under the laws of the State of New York.

The Company engages in securities commission business on behalf of its clients; including execution, order routing and riskless principal transactions. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for the securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

NOTE B.   SIGNIFICANT ACCOUNTING POLICIES

(6) Basis of Presentation:
The financial statement and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(7) Use of Estimates:
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

(8) Revenue Recognition:
The Company derives its commission income by executing client orders to buy or sell securities. Transactions in securities, commissions and fees and related expenses are recorded on a trade date basis.

(9) Recent Accounting Pronouncements:
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue/rom Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE B. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(10)Concentration of credit risk:
The Company maintains cash balances in excess of insured limits and with clearing brokers that are not federally insured. Collateral is not required on accounts receivable and management believes its credit policies are prudent and reflect normal industry terms and business risk. Accounts receivable from clearing broker-dealers are subject to strict capital requirements. It is anticipated that in the event of a default on accounts receivable, normal collection procedures would be followed.

One client represented approximately 17% of total revenue for the year ended December 31, 2017.

NOTE C.   FAIR VALUE MEASUREMENT

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgement in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgement than Level 1 or Level 2 assets or liabilities.

The Company's cash is considered a Level 1 asset. Certain other financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include accounts receivable, accounts receivable from clearing broker dealers, due from parent, rebates receivable, accounts payable and accrued expenses, and due to affiliate.

NOTE D.   ACCOUNTS RECEIVABLE

Accounts receivable represent receivables from non broker-dealer clients and non-clearing broker-dealer clients and are stated net of allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based upon management's periodic evaluation of the collectability of outstanding accounts on an account-by-account basis. As of December 31, 2017, the Company did not record an allowance for doubtful accounts.

NOTE E.   ACCOUNTS RECEIVABLE FROM CLEARING BROKER-DEALERS

Accounts receivable from clearing broker-dealers at December 31, 2017 was $2,044,024. The Company clears its client transactions through third-party clearing broker-dealers on a fully disclosed basis.

NOTE F.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of $1,606,173 of payables to vendors, $2,750,218 of accrued expenses, and $96,421 of rebates payable to clients.

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE G.   RELATED PARTY TRANSACTIONS

The Company licenses facilities management services from its Parent for a fee. The services are related to salaries, rent, equipment, furniture, utilities, facilities and administrative support.

On June 16, 2016 the Company entered into an agreement to sell certain accounts receivable to the Parent. Throughout 2017, the Company sold $24,233,227 of such receivables to Clearpool Group. As of December 31, 2017, the Parent owes the Company $2,113,585 which is comprised of $2,602,949 for client payments of unsold invoices collected at the Parent, $423,321 related to sold invoices, net of facility management fees of $912,685, which is included in due from Parent on the Statement of Financial Condition.

The Company has an intercompany netting agreement with its Parent and affiliate and intends to offset its intercompany balances.

The Company licenses technology management services from an entity affiliated through common ownership for a fee.

At December 31, 2017 the Company owed an affiliate through common ownership $2,128,431 for cash received by the Company on behalf of the affiliate, which is included in due to affiliate on the Statement of Financial Condition.

During 2017, the Company made cash distributions to the parent of $1,750,000 and non-cash distributions by forgiving amounts due from the Parent of $4,200,000.

NOTE H.   INCOME TAXES

Clearpool Execution Services LLC is a wholly owned, disregarded entity of Clearpool Group Inc., a corporation. The tax obligations of Clearpool Execution Services LLC are passed through to their owners and are not the responsibility of the single member LLC. As a result, Clearpool Execution Services LLC is not required to provide for an Income Tax provision.

Clearpool Group Inc. accounts for income taxes in accordance with ASC 740, Income Taxes. ACS 740 prescribes the use of the asset and liability method whereby deferred assets and liabilities are determined based on differences between the financial reporting and tax basis of the assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE I. CONTINGENCIES

In the ordinary course of business the Company may be subject to regulatory inquiries or proceedings primarily in connection with its activities as a securities broker-dealer. Currently the Company has a pending investigation ongoing with FINRA. The Company does not know the ultimate outcome of the pending investigation, but has accrued a contingent liability of $150,000 as of December 31, 2017, which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE J. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 pursuant to the alternative method of calculating net capital. At December 31, 2017, the Company had net capital of $3,103,577 which was $2,853,577 in excess of its required net capital of $250,000.

CLEARPOOL EXECUTION SERVICES, LLC
(A WHOLLY OWNED SUBSIDIARY OF CLEARPOOL GROUP, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE K. SUBSEQUENT EVENTS

On January 31, 2018 and February 28, 2018, the Company forgave $500,000 and $200,000, respectively, of due from Parent and recorded a non-cash distribution to the Parent. On February 5, 2018 and March 12, 2018, the Company distributed $750,000 and $300,000, respectively, of profits to the Parent.